EXHIBIT 21

CANTEL MEDICAL CORP.

Subsidiaries of Registrant

Carsen Group, Inc.	(Incorporated under the laws of Ontario, Canada)

Medivators Inc.	(Incorporated under the laws of Minnesota)

Medivators B.V.	(Incorporated under the laws of the Netherlands)

Cantel Medical Asia/Pacific Ltd.	(Incorporated under the laws of Singapore)

Biolab Equipment Ltd.	(Amalgamated under the laws of Canada)

Mar Cor Purification, Inc.	(Incorporated under the laws of Pennsylvania)

Saf-T-Pak Inc.	(Incorporated under the laws of Canada)

Crosstex International, Inc.	(Incorporated under the laws of New York)

SPS Medical Supply Corp.	(Incorporated under the laws of New York)

Cantel Medical International LLC	(Organized under the laws of Delaware)

CMCI C.V.	(Incorporated under the laws of the Netherlands)

Cantel Medical International B.V.	(Incorporated under the laws of the Netherlands)

Cantel Medical (UK) Limited	(Incorporated under the laws of the United Kingdom)